SECURITIES AND EXCHANGE COMMISSION
 	               WASHINGTON D.C. 20549

 	                   FORM 12b-25

 	            NOTIFICATION OF LATE FILING

                 Commission File Number  000-22785

(Check One):

[   ] Form 10-K and Form 10-KSB   [   ] Form 11-K
[   ] Form 20-F  [ X ] Form 10-Q and Form 10-QSB   [   ] Form N-SAR

For Period Ended:  September 30, 2000

[   ] Transition Report on Form 10-K and Form 10-KSB

[   ] Transition Report on Form 20-F

[   ] Transition Report on Form 11-K

[   ] Transition Report on Form 10-Q and Form 10-QSB

[   ] Transition Report on Form N-SAR

 For the Transition Period Ended:
 ____________________________________________________________________

Read Attached Instruction Sheet Before Preparing Form.
Please Print or Type.

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates: Not applicable

PART I
REGISTRANT INFORMATION

Full Name of Registrant:   American Career Centers, Inc.

Former Name if Applicable:
____________________________________________________________________

Address of Principal Executive Office (Street and Number):
2490 South 300 West
Salt Lake City, Utah 84115
City, state and zip code


PART II
RULE 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the Registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed.
(Check box if appropriate)

[X]	(a)	The reasons described in reasonable detail in Part III
of this form could not be eliminated without unreasonable effort or expense.

[X]	(b)	The subject annual report, semi-annual report,
transition report on Form 10-K, 10-KSB, 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the 15th calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, 10-QSB or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

[X]	(c)	The accountant's statement or other exhibit required
by Rule 12b-25(c) has been attached if applicable. See Exhibit 15.1

PART III
NARRATIVE

	State below in reasonable detail the reasons why Form 10-K, 10-KSB, 11-K, 20-F, 10-Q, 10-QSB, N-SAR or the transition report portion thereof could not be filed within the prescribed time period. (Attach extra sheets if needed).

The Registrant is unable to file its quarterly report on Form 10-Q within the prescribed time because it did not receive a draft of the financials from its accountants until today's date and in order to prepare the quarterly report, the company's legal counsel, together with the management of the company, must have the opportunity to reconcile the financials obtained for the period ended September 30, 2000 from the Registrant's independent auditors. While management of the Registrant does not believe that there will be material changes to the filed version of the quarterly report, which will be made on or before the 15th calendar day following the date this report was to be filed with the Securities and Exchange Commission, nevertheless the Registrant and its legal counsel need more time to obtain all relevant documentation, including from certain third parties, necessary to complete the quarterly report. If the Registrant were not to receive an extension of the time to file this quarterly report it would cause it to be subjected to unreasonable effort and expense. A copy of a letter from our legal counsel is attached to this Form pursuant to
Section 12b-25(c).

PART IV
OTHER INFORMATION

     (1) Name and telephone number of person to contact in regard to this notification:

Kenneth S. August, Esq.                     (949) 553-5000

(Name)                                 (Area Code) (Telephone Number)




     (2) Have all other periodic reports required under section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such other shorter period that the Registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

[X] Yes   [  ] No

     (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

[X] Yes   [  ] No

If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.



American Career Centers, Inc.
_____________________________________________________________________
[Name of Registrant as Specified in Charter]

Has caused this notification to be signed on its behalf by the under-signed thereunto duly authorized.

Date  11/13/00     By: /s/ Thomas D. Keene
                           ---------------
                           Thomas D. Keene
                           Principal Financial and Accounting Officer


        Instruction. The form may be signed by an executive officer of the Registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the Registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the Registrant shall be filed with the form.

ATTENTION

        Intentional misstatements or omissions of fact constitute federal criminal violations (see 18 U.S.C. 1001).

GENERAL INSTRUCTIONS

        1. This form is required by Rule 12b-25 of the General Rules and Regulations under the Securities Exchange Act of 1934.

        2. One signed original and four conformed copies of this form and amendments thereto must be completed and filed with the Securities and Exchange Commission, Washington, DC 20549, in accordance with Rule 0-3 of the General Rules and Regulations under the Act. The information contained in or filed with the form will be made a matter of the public record in the Commission files.

        3. A manually signed copy of the form and amendments thereto shall be filed with each national securities exchange on which any class of securities of the Registrant is registered.

        4. Amendments to the notifications must also be filed on Form 12-25 but need not restate information that has been correctly furnished. The form shall be clearly identified as an amended notification.

        5. Electronic Filers. This form shall not be used by electronic filers unable to timely file a report solely due to elec-tronic difficulties. Filers unable to submit a report within the time period prescribed due to difficulties in electronic filing should comply with either Rule 201 or Rule 202 of Regulation S-T or apply for an adjustment in filing date pursuant to Rule 13(b) of Regulation S-T.

ATTACHMENT

Part IV, Question 3: The Registrant experienced potential revenues during the three months ended September 30, 2000 of $561,250 as compared to revenues during the three months ended September 30, 1999 of $150,635, an increase of over 272%. The Registrant experienced a potential net loss from operations for the three months ended September 30, 2000 of $403,648, which exceeds the net loss from operations for the three months ended September 30, 1999 by $109,700, or just over 37%. The Registrant is unable to confirm the exact amount of revenues or the net loss for the three months ended September 30, 2000 until its attorneys and accountants have completed their review of the matters set forth herein.